Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2011 of Baja Mining Corp. of our report dated March 30, 2012 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

/s/PricewaterhouseCoopers

PricewaterhouseCoopers LLP
Vancouver, British Columbia
March 30, 2012

PricewaterhouseCoopers LLP Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.